Exhibit 8

                            SUBSIDIARIES OF ITSA LTD.

TV Filme Servicos de Telecomunicacoes Ltda.

TV Filme Brasilia Servicos de Telecomunicacoes Ltda

TV Filme Belem Servicos de Telecomunicacoes Ltda

TV Filme Operacoes Ltda

TV Filme Programadora Ltda

TV Filme Sistemas Ltda (Matriz)

ITSA Intercontinental Telecomunicacoes Ltda (Matriz)

Link Express Servicos e Telecomunicacoes Ltda